
--------                                                               ----------------------------
 FORM 3             U.S. SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
--------                            Washington, D.C. 20549             ----------------------------
                                                                       OMB Number:        3235-0104
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES    Expires:  September 30, 1998
                                                                       Estimated average burden
           Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
            Act of 1934 Section 17(a) of the Public Utility Holding    ----------------------------
                  Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

      Roberts                           Pierce               J.
--------------------------------------------------------------------------------
    (Last)                          (First)                         (Middle)

     4920 Sea Watch Drive
--------------------------------------------------------------------------------
                                    (Street)

     Amelia Island                    FL                    32034
--------------------------------------------------------------------------------
    (City)                          (State)                          (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     August 8, 2000
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     XM Satellite Radio Holdings Inc. (XMSR)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

      X   Director                                  10% Owner
     ---                                       ---
          Officer (give title below)                Other (specify below)
     ---                                       ---
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

      X   Form Filed by One Reporting Person
     ---

          Form Filed by More Than One Reporting Person
     ---
________________________________________________________________________________


--------------------------------------------------------------------------------
              Table I-Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share                         10,119                       D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one reporting person, see Instruction 5(b)(v).                                            (Over)
                                                                                                                      SEC 1473(7-96)

NY/296362.2


FORM 3 (continued) Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


8.25% Series B
Convertible
Redeemable Preferred
Stock, par value $0.01
per share                N/A       N/A              Common Stock, par      2,000         $50.50         D
                                                    value $0.01 per share

------------------------------------------------------------------------------------------------------------------------------------
8.25% Series C
Convertible
Redeemable Preferred
Stock, par value $0.01
per share                N/A       N/A              Common Stock, par      2,264,150     $26.50         I              (1)
                                                    value $0.01 per share
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

1 Consists of shares of Series C Preferred Stock owned by AEA XM Investors I LLC ("AEA XM I") and AEA XM Investors II LLC, each a Delaware limited liability company, which are included as a result of Mr. Roberts' relationship with AEA XM Investors Inc., the general partner of each of XM Investors I LP, a Delaware limited partnership, and XM Investors II LP, a Delaware limited partnership, which each manage AEA XM I and AEA XM II, respectively. Mr. Roberts disclaims beneficial ownership of all shares owned by AEA XM I and AEA XM II.


                                                     /s/ Pierce J. Roberts, Jr.                                  August 18, 2000
                                                   ---------------------------------------------            -----------------------
                                                         Pierce J. Roberts                                            Date
                                                       **Signature of Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

See Instruction 6 for procedure.


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NY/296362.2